Exhibit 99.6

IMPORTANT INFORMATION ABOUT SUBMITTING YOUR PROXY VOTE ONLINE

Dear Sun Life Shareholder,

At the time the accompanying meeting material was being printed, AST Trust Company (Canada) was experiencing an issue with its internet voting website found at www.astvotemyproxy.com, which is referenced in the meeting material. This means that you may not be able to submit your votes online. We know the internet offers an easy way for you to vote and we’re very sorry about this problem.

If you are unable to vote online please vote using one of the following options:

By Telephone

Dial 1-888-489-7352 and follow the instructions using the control number printed on your form.

By Mail

Print and complete the proxy form included in your meeting package. Mail the completed proxy to:

AST Trust Company (Canada),

Attention: Proxy Department,

P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada

By Email

Print and complete the proxy form included in your meeting package, scan and e-mail both sides to proxyvote@astfinancial.com

By Facsimile

Print and complete the proxy form included in your meeting package and fax to 1-866-781-3111.

Thank you for voting. If you have any questions, call us at 1-877-224-1760 toll-free North America and 416-682-3865 outside of North America and we’d be glad to help.

Yours sincerely,

AST Trust Company (Canada)

Mailing Address: P.O. Box 700, Station B • Montreal, QC H3B 3K3
Courier Address: 2001 Boul. Robert Bourassa, Suite 1600 • Montreal, QC H3A 2A6	ASTFINANCIAL.COM/CA-EN